LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

July 27, 2007

Mr. Todd Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Financial Services Group

100 F Street, N.E.

Washington, DC 20549

Re:	LaPorte Bancorp, Inc. Amendment No. 1 to Form S-1

File No. 333-143526

Dear Mr. Schiffman:

We are in receipt of your letter dated July 17, 2007 providing comments on the referenced filing for LaPorte Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form S-1

Holding Company Prospectus cover page

1.	As previously requested, revise the heading to also include a second line for the issuance of 961,967 to City Savings holders.

The Prospectus cover page has been revised in response to the Staff’s comment.

Summary

Reasons for the Offering, page 12

2.	Revise the second bullet to disclose the anticipated costs to complete the Westville and Valparaiso branches.

The “Summary – Reasons for the Offering” disclosure has been revised in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK

                      A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 27, 2007

Benefits of the Offering

Stock-Based Incentive Plan, page 14

3.	Revise to indicate management’s current intentions regarding whether they intend to adopt the plans in 6 months or wait until after 1 year. Make similar changes throughout the Prospectus.

The “Summary-Benefits of the Offering to Management-Stock-Based Incentive Plan” disclosure has been revised in response to the Staff’s comment. Similar disclosure has been made on pages 14 and 144.

How We will Use the Proceeds, page 19

4.	Revise to add a line in the uses for the approximately $1.3 million to terminate City Savings’ benefit plans and cash out City Savings’ Officers and Directors employment agreements. Make similar changes to the “Use of Proceeds” table on page 33.

The Staff is advised that the “Summary-Acquisition of City Savings Financial” has been revised to clarify that costs associated with terminating City Savings Financial’s non-stock benefit plans, employment agreements and cash out of stock option will be funded at closing using existing City Savings Financial capital rather than stock offering proceeds. Similar disclosure has been made on the cover and page 8. Given this clarification, no changes are warranted in the Use of Proceeds disclosure throughout the prospectus.

Pro Forma Data, page 38

5.	You added footnote 8 in response to our prior comment 17 to show the shares outstanding you used to calculate EPS. Please revise the footnote to provide the composition of the common stock issuances in the offering adjustments.

Footnote 8 on pages 73, 75, 77 and 79 has been revised in response to the Staff’s comments.

Financial Statements, page F-2

Note 14 – Other Comprehensive Income (Loss), page F-32

6.	Please revise to describe the nature of the ($1,309,807) balance in the table on this page or revise to remove this amount.

The Staff is advised that the reference to ($1,309,807) should have been associated with “Net Unrealized Holding Gains (Losses) on Securities Available for Sale Arising During the

LUSE GORMAN POMERENK & SCHICK

                      A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 27, 2007

Year” for the year ended December 31, 2004. This typographical error has been revised in The LaPorte Savings Bank Consolidated Financial Statements Note 14.

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc P. Levy

Marc P. Levy

cc:	Lee Brady, President and Chief Executive Officer, The LaPorte Savings Bank

Michael Clampitt, Securities and Exchange Commission

Babette Cooper, Securities and Exchange Commission

Kip Weissman, Esq.